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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         KERYX BIOPHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    492515101
                                 (CUSIP Number)

                            Lindsay A. Rosenwald, MD
                         787 Seventh Avenue, 48th Floor
                               New York, NY 10019
                                 (212) 554-4300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 15, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)

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------------------------------------              ------------------------------
           CUSIP No. 492515101       SCHEDULE 13D

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1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Lindsay A. Rosenwald, M.D.

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  (b)


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3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           OO (see Item 3 below)


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)



--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States


--------------------------------------------------------------------------------

            NUMBER OF SHARES              7         SOLE VOTING POWER
          BENEFICIALLY OWNED BY                     3,017,523
          EACH REPORTING PERSON
                  WITH                    --------------------------------------
                                          8         SHARED VOTING POWER
                                                    194,600

                                          --------------------------------------
                                          9         SOLE DISPOSITIVE POWER
                                                    3,017,523

                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    194,600

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,212,123

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.8%


--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)
           IN


--------------------------------------------------------------------------------




Item 1.  Item 1.  Security and Issuer.
                  -------------------

         (a) Common Stock, $.001 par value ("Shares")

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                  Keryx Biopharmaceuticals, Inc. (the "Issuer")
                  750 Lexington Avenue
                  New York, NY 10022
                  (212) 531-5965

Item 2.  Identity and Background.
         -----------------------

         Names of Persons Filing:

         (a) This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" or the "Reporting Party").

         (b) Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

         (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager.

         (d) Dr. Rosenwald, has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald has not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  The Reporting Parties sold Shares of the Issuer in a single transaction to the Rosenwald 2000 Family Trust, a trust established for the benefit of Dr. Rosenwald's minor children (the "Family Trust") at a price per share equal to $1.36. Dr. Rosenwald does not control the right to vote or dispose of the shares held by the Family Trust.

Item 4.  Purpose of Transaction.
         ----------------------

                  Except as indicated in this Schedule 13D, the Reporting Party currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) As of May 15, 2002, Dr. Rosenwald beneficially owned 3,209,623 Shares or 15.8% of the total amount of Shares outstanding assuming the exercise of all of the securities held by the following:

                                                     Percent            Amount Owned
                                                     -------           ----------------
                           Dr. Rosenwald             15.8%             2,714,428 Shares


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

                                                     Percent            Amount Owned
                                                     -------           ----------------
                                                                       14,064 warrants to purchase Shares
                                                                       10,000 director's options

                           Paramount Capital
                           Investments, LLC         1.5%               250,485 Shares and
                                                                       50,110 warrants to purchase Shares

                           Paramount Capital
                           Asset Management, Inc.   0.9%               194,600 Shares

                  (b) Dr. Rosenwald is the Chairman and sole stockholder of Paramount Capital Asset Management, Inc. ("PCAM"), which is the manager of several investment funds that own shares of the Issuer and Paramount Capital Investment, LLC. Dr. Rosenwald and PCAM share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by such funds.

                  (c) Other than as otherwise set forth herein the Reporting Parties have not engaged in any transactions in Shares during the past 60 days.

                  (d)      Not applicable

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:
         ------------------------------------

                  Item 4 is herein incorporated by reference. In addition, Dr. Rosenwald serves as the Chairman of the Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

                  None.

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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            May 15, 2003
                  New York, NY              By: /s/ Lindsay A. Rosenwald, M.D.
                                                --------------------------
                                                Lindsay A. Rosenwald, M.D.

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